Sandler O’Neill & Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10070

April 1, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Jessica Livingston

Re:	Independent Bank Group, Inc.
Registration Statement on Form S-1
Registration No. 333-186912

Ladies and Gentlemen:

As representatives of the several underwriters of Independent Bank Group, Inc.’s proposed initial public offering of its common stock, we hereby join Independent Bank Group, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 3:00 p.m. (Washington, D.C. time) on April 2, 2013, or as soon thereafter as is practicable.

Very truly yours,

Sandler O’Neill & Partners, L.P. Evercore Group L.L.C. Keefe, Bruyette & Woods, Inc.

As Representative of Several Underwriters SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
Name:	Jennifer A. Docherty
Title:	Authorized Signatory